UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. *

ATLAS LITHIUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

105861306

(CUSIP Number)

Mr. Ryo Shibuya, General Manager

Battery Raw Materials Business Dept., New Metals & Aluminium Division

Mitsui & Co., Ltd.

2-1, Otemachi 1-chome

Chiyoda-ku Tokyo 100-8631, Japan

(Phone) +81-90-6379-3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jack Jacobsen

O’Melveny & Myers LLP

2801 North Harwood Street

Suite 1600

Dallas, TX 75201

(972) 360-1900

April 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105861306

(1)	Name of Reporting Person Mitsui & Co., Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,871,250
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,871,250
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,871,250
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8% (1)
(14)	Type of Reporting Person CO

(1)	Calculated based on an estimated 14,640,831 shares of the common stock, par value $0.001 per share of Atlas Lithium Corporation (the “Issuer”) outstanding, which includes (i) 12,769,581 shares outstanding as of March 27, 2024, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 27, 2024, plus (ii) 1,871,250 shares issued to Mitsui & Co., Ltd. on April 4, 2024.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Atlas Lithium Corporation (“Atlas”), a Nevada corporation, whose principal executive offices are located at Rua Buenos Aires, 10, 14th Floor, Belo Horizonte, Minas Gerais, Brazil, 30.315-570.

Item 2.	Identity and Background

The Schedule 13D is filed solely by Mitsui & Co., Ltd. (the “Reporting Person”).

The Reporting Person is a company duly organized and existing in Japan and is primarily engaged in the business of worldwide trading of various commodities. The address of the Reporting Person’s principal executive office is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Reporting Person as required by Item 2 of Schedule 13D is listed on Annex A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Considerations

The purchase price for the shares of Common Stock reported herein was $US30,000,000, and the source of funds was the working capital of the Reporting Person.

Item 4.	Purpose of Transaction

The Common Stock was acquired for investment purposes. The Reporting Person will evaluate its investment in Atlas from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease its security holdings in Atlas or may change its investment strategy as regards to Atlas. The Common Stock is listed on the Nasdaq Capital Market.

The Reporting Person acquired the Common Stock as an investment in the regular course of its business. The Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects regularly to review and consider alternative ways of maximizing its return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Person deems relevant. The Reporting Person may engage in discussions with management, Atlas’s board of directors, other shareholders of Atlas and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Atlas. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may from time to time in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock through open market purchases, block trades, privately negotiated transaction, tender offer, merger, reorganization or otherwise. The Reporting Person may also dispose of all or a portion of the Common Stock, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Stock, in each case, subject to limitations under applicable law and any other required approvals.

The Reporting Person may, at any time and from time to time, review and reconsider its position or change its purpose or take actions with respect to its investment in Atlas as it deems appropriate, including formulating other plans, making other proposals or changing its intention with respect to the matters referred to in this Item 4. The Reporting Person may also take steps to explore and prepare for various plans and actions, including, but not limited to, conducting internal evaluations and analysis and obtaining authorizations to effectuate such actions, relating to any potential plan or proposal, and hire advisors or consultants before forming a plan or intention to engage in any such plan or action. The Reporting Person may also suggest or take a position with respect to potential changes in the operations, management, or capital structure of Atlas as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as: disposing of one or more businesses; selling Atlas or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying or eliminating certain types of anti-takeover measures; restructuring Atlas’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by Atlas; or entering into agreements with the management of Atlas relating to acquisitions of shares by members of management, issuance of equity awards to management or their employment by Atlas. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise. The foregoing is subject to the terms of the Letter Agreement and Framework Agreement (as defined in Item 6 herein).

Item 5.	Interests in Securities of the Issuer

(a) – (b) The responses of the Reporting Person on the of the cover page of this Schedule 13D is incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person or, to the Reporting Person’s knowledge, any person named in Annex A.

(d) None.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is incorporated herein by reference.

The Reporting Person and Atlas entered into an Investor Rights Agreement dated as of April 4, 2024, pursuant to which, and in connection with the acquisition of the Common Stock, Atlas will agree to provide the Reporting Person among other rights, (i) a pro-rata participation right in future offerings of common stock or equity securities of Atlas; and (ii) certain information rights. The foregoing description of the Investor Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement dated as of March 28, 2024, by and between the Reporting Person and Atlas. Incorporated by reference to Atlas’s Form 8-K filed on April 1, 2024.

Exhibit 2	Form of Investor Rights Agreement, by and between the Reporting Person and Atlas. Incorporated by reference to Atlas’s Form 8-K filed on April 1, 2024.

Exhibit 3	Power of Attorney, dated April 9, 2024.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 10, 2024

MITSUI & CO., LTD.

By:	/s/ Akinobu Hashimoto
Name:	Akinobu Hashimoto
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney filed as Exhibit 3 hereto.

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ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui & Co., Ltd. (“Mitsui”) is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. Each occupation set forth opposite such person’s name refers to employment with the Reporting Person. For external directors, additional occupation and employment information is separately noted below. To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Person listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh, Ms. Sarah L. Casanova and Ms. Jessica Tan Soon. Mr. Samuel Walsh is a citizen of Australia, Ms. Sarah L. Casanova is a citizen of Canada and Ms. Jessica Tan Soon is a citizen of Singapore.

Directors and Executive Officers of Mitsui

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned

Tatsuo Yasunaga	Representative Director, Chair of the Board of Directors	—
Kenichi Hori	Representative Director, President and Chief Executive Officer	—
Yoshiaki Takemasu	Representative Director, Executive Vice President	—
Tetsuya Shigeta	Representative Director, Senior Executive Managing Officer	—
Makoto Sato	Representative Director, Senior Executive Managing Officer	—
Toru Matsui	Representative Director, Senior Executive Managing Officer	—
Motoaki Uno	Director	—
Kazumasa Nakai	Director, Senior Executive Managing Officer	—
Tetsuya Daikoku	Director, Senior Executive Managing Officer	—
Samuel Walsh (i)	Director	—
Takeshi Uchiyamada	Director	—
Masako Egawa (ii)	Director	—
Fujiyo Ishiguro (iii)	Director	—
Sarah L. Casanova	Director	—
Jessica Tan Soon Neo (iv)	Director	—
Saya Ueno (1)	Executive Vice President	—
Yoshiki Hirabayashi	Senior Executive Managing Officer	—
Yuki Kodera (2)	Senior Executive Managing Officer	—
Takashi Furutani (3)	Senior Executive Managing Officer	—

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Yuichi Takano	Executive Managing Officer	—
Tetsuya Fukuda	Executive Managing Officer	—
Shinichi Kikuchihara (4)	Executive Managing Officer	—
Yuji Mano	Executive Managing Officer	—
Yoichiro Endo	Executive Managing Officer	—
Hiroshi Kakiuchi (5)	Executive Managing Officer	—
Kiyoshi Mori	Executive Managing Officer	—
Atsushi Kawase	Executive Managing Officer	—
Takeshi Akutsu	Executive Managing Officer
Kenichiro Yamaguchi	Executive Managing Officer	—

External Directors:

(i)	Chairman of the Board, Gold Corporation (Australia) the Perth Mint;
(ii)	Chancellor, School Juridical Person Seikei Gakuen
(iii)	External Director, Monex Group Inc.; Director, Chief Evangelist, Netyear Group Corporation; Director of the Board (External), SEGA SAMMY HOLDINGS INC.;
(iv)	Non-Executive Independent Board Director, SATS Ltd.; Non-Executive Independent Board Director, CapitaLand India Trust Management Pte. Ltd.; Member and Deputy Speaker of the Parliament of Singapore.

Location:

(1)	200 Park Avenue, New York, NY 10166, USA
(2)	Avenida Paulista, 1842, 23º andar, Edifício Cetenco Plaza, “Torre Norte”, São Paulo - SP - Brasil - CEP 01310-923
(3)	12 Marina View, #31-01 Asia Square Tower 2 Singapore 018961
(4)	Menara BCA 51st-52nd Floor, Grand Indonesia Jl.M.H. Thamrin No.1, Jakarta 10310,Indonesia
(5)	15th-17th Floor, Sathorn City Tower, 175 South Sathorn Road, Tungmahamek, Sathorn Bangkok 10120, Thailand

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